Today there is a major gap for many commercial real estate professionals and investors that want to do more deals but do not have access to costly data, back-office teams, and multiple software subscriptions.

Rockval has created a platform that allows professionals and investors to streamline their workflow, maximize their time, and ultimately do more deals. Our affordable and simple, yet powerful platform enables you to find, analyze, and share deals; research over 52 million properties across the nation; access ownership, transactions, demographics, and property comps.

Rockval's data driven insights provide users with a highly efficient and informed investment underwriting experience. Generate reports automatically, collaborate with partners, and create marketing materials for your deals.

Rockval's national data partnerships give an edge to our users' ability to research properties and make sound financial decisions. By investing in our raise, you will receive a one year subscription to our service and have a voice in how our company evolves.

Join us at Rockval, the data driven commercial real estate platform.